UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)

                         Cavion Technologies, Inc.
                             (Name of Issuer)

                  Class A Common Stock, $.0001 par value)
                      (Title of Class of Securities)

                                149649 10 5
                              (CUSIP Number)


1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Craig E. Lassen

2)   Check the Appropriate Box if a Member of a Group

     (a) [ ]
     (b) [ ]

3)   SEC Use Only

4)   Citizenship or Place of Organization

     U.S.

Number of Shares         5)  Sole Voting Power         307,575
Beneficially Owned       6)  Shared Voting Power             0*
By Each Reporting        7)  Sole Dispositive Power    307,575
Person With              8)  Shared Dispositive
                              Power                          0*

9)   Aggregate Amount Beneficially Owned by Each Reporting Person

     307,575

10)  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
     [ ]*

11)  Percent of Class Represented by Amount in Row (9)

     6.5%

12)  Type of Reporting Person

     IN


                            AMENDMENT NO. 1 TO
                             SCHEDULE 13G FOR
                              CRAIG E. LASSEN


Item 1(a)      Name of Issuer:  Cavion Technologies, Inc.

Item 1(b)      Address of Issuer's Principal Executive Offices:
               6446 S. Kenton Street, Englewood, Colorado 80111

Item 2(a)      Name of Person Filing:  Craig E. Lassen

Item 2(b)      Address of Principal Business Office or, if None,
               Residence: The residence address of Mr. Lassen is 245 Poplar Street, Denver, Colorado 80220

Item 2(c)      Citizenship:  Mr. Lassen is a United States Citizen.

Item 2(d) Title of Class of Securities: Class A Common Stock, $.0001 par value.

Item 2(e)      CUSIP Number:  149649-10-5

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                         (a) [  ]  Broker or Dealer registered under
                         Section 15 of the Securities Exchange Act of 1934 (the "Act").

                         (b) [ ] Bank as defined in Section 3(a)(6) of the Act.

                         (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act.

                         (d) [  ]  Investment Company registered under
                         Section 8 of the Investment Company Act of 1940.

                         (e) [  ]  Investment Adviser registered under
                         Section 203 of the Investment Advisers Act of
                         1940.

                         (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F) of the Act.

                         (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) of the Act.

                         (h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H) of the Act.

                         Not applicable.

Item 4         Ownership:

                    (a) Amount Beneficially Owned: Mr. Lassen is the sole beneficial owner of 307,575 shares of Class A Common Stock as of December 31, 1999.

                    (b) Percent of Class: 6.5% (based on 4,697,326 shares of Common Stock outstanding on December 31, 1999.)

                    (c)  Number of shares as to which such person has:

                                  (i) sole power to vote or to
                        direct the vote:  307,575 shares.

                                  (ii) shared power to vote or to
                        direct the vote:  -0*- shares.

                                  (iii)  sole power to
                        dispose or to direct the disposition of:  307,575
                        shares.

                                   (iv)   shared power to
                        dispose or to direct the disposition of: -0*- shares.

Item 5         Ownership of Five Percent or Less of a Class:

               Not applicable.

Item 6         Ownership of More than Five Percent on Behalf of Another
               Person:

               Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

               Not applicable.

Item 8         Identification and Classification of Members of the Group:

               Not applicable.

Item 9         Notice of Dissolution of Group:

               Not applicable.

Item 10             Certification:

               Not applicable.

               Not filed pursuant to Rule 13d-1(b).

*Zutano LLC has 65,680 shares being held pending resolution of the Kirk Dennis matter. Dave Selina and Craig Lassen currently vote these shares as the Zutano Board of Managers. Settlement of the Dennis matter may require the Zutano Board of Managers to dispose of necessary shares as indicated in such a settlement or judgement. At that time Dave Selina and Craig Lassen will vote on the disposition and/or distribution of such shares.


                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: 6/10, 2000                  /s/Craig E. Lassen
                                   Craig E. Lassen